

FOR IMMEDIATE RELEASE

Contact: Duff Anderson
             Solebury Communications Group
             678-421-3800
             IR@primedia.com

PRIMEDIA REPORTS SECOND QUARTER 2010 RESULTS
– Announces 11th Consecutive Regular Quarterly Dividend –

ATLANTA (Aug. 5, 2010) – PRIMEDIA Inc. ([NYSE: PRM](#)), a leading provider of online, print and mobile platforms that provide consumers with tools and information they need to find a place to live, today reported results for the quarter ended June 30, 2010.

"We continue to make significant progress in transitioning our enterprise into the premier online source for consumers and advertisers in the rental space," said Charles Stubbs, president and CEO of PRIMEDIA. "During the quarter, we expanded our reach and audience, enhanced our product offerings, gained market share and produced stellar results for our advertisers, all while increasing productivity and efficiency:

- Our PRIMEDIA Apartments/Rentals Network of Sites continued to be ranked '#1 in renter traffic' among its competitors, averaging over 4 million unique visitors each month;*
- In our largest business, we increased the number of apartment communities served by 7.6%;
- We increased the number of leads we produce for our clients by over 35%, on a year-over-year basis; and
- Leads from our Internet and mobile platforms represented more than 75% of total leads.

"As we have invested in and further developed our core competencies as the technology and value leader in our space, we have significantly reduced our cost structure, becoming a more flexible, nimble and efficient competitor. Despite adverse economic conditions and an increasingly competitive environment that impacted pricing and revenue, during the quarter, we reduced operating expenses by 19%, year-over-year, and increased Adjusted EBITDA by 22%.

"PRIMEDIA has a strong financial foundation, and we will continue to permanently streamline our cost structure, while investing in innovative growth opportunities to enhance our competitive position and value," added Mr. Stubbs.

Second Quarter Highlights

- Total revenue of $58.6 million, a $6.6 million decrease compared to second quarter 2009.
- Apartments revenue of $48.8 million, a $3.1 million decrease compared to second quarter 2009.
- Adjusted EBITDA of $16.6 million, a $3.0 million increase compared to second quarter 2009.
- Adjusted EBITDA margin of 28.4%, an increase from 20.9% in second quarter 2009.
- Income from continuing operations of $4.5 million, or $0.10 per common share.
- Net income of $3.4 million, or $0.08 per common share.
- Retired $7.5 million in long-term debt, resulting in a net gain of $0.7 million.

   Adjusted EBITDA is a non-GAAP financial measure that is described and reconciled to the corresponding GAAP measure in the accompanying Financial Tables.

Second Quarter Revenue and Operations

Apartments – Apartment Guide, ApartmentGuide.com, Rentals.com and RentalHouses.com
The Apartments division, representing approximately 93% of second quarter 2010 advertising revenue, declined to $48.8 million from $51.9 million in second quarter 2009.

Apartment Guide, including ApartmentGuide.com, increased client count and grew the number of apartment communities served by 7.6%, though revenue declined 6.3% compared to second quarter 2009, primarily due to a decrease in revenue per community served. Revenue was impacted as a result of pricing pressure caused by negative economic conditions, including relatively high unemployment rates, and adverse market conditions, including lower vacancy rates and effective rent levels. Competitive conditions also pressured pricing, as the Company's competitors reduced advertising rates to retain clients.

Revenue from Rentals.com and RentalHouses.com decreased by 0.5% compared to second quarter 2009, primarily due to a decrease in revenue per listing and a decrease in the number of paid listings through the self-provisioning feature of its websites, partially offset by an increase in the number of listings generated from property managers.

New Homes – NewHomeGuide.com, AmericanHomeGuides.com
Revenue from New Homes, representing approximately 7% of second quarter 2010 advertising revenue, declined by 23.4% to $3.5 million from $4.6 million in second quarter 2009. The Company anticipates continued pressure on this business for the foreseeable future and remains focused on reducing costs to offset expected revenue declines and maintaining close relationships with its advertising clients to best position this business for opportunities as macroeconomic conditions improve.

DistribuTech
DistribuTech, the Company's distribution function, generated revenue of $6.3 million, compared to $8.6 million in second quarter 2009, a 27.6% decline. This decline was primarily due to the planned reduction of retail locations serviced and the impact of lost business from third-party customers. The Company's overall distribution strategy is to reduce print distribution costs, including the elimination of less effective locations, while focusing efforts on retaining and servicing locations that produce the best results for PRIMEDIA advertisers.

Business Trends and Outlook

As measured by leads, over 75% of the value the Company now delivers to its advertiser clients on a national basis has shifted to its digital products and services, and the Company expects its clients to increasingly favor more digital offerings in their advertising budgets. In addition, the Company is aggressively pursuing enhancements to its product portfolio to provide more flexibility to its clients, based on specific markets and market segments, to purchase more customized mixes of products, features and services on a stand-alone and package basis. These enhancements are intended to maximize clients' advertising ROI and ultimately provide an opportunity for the Company to grow revenue as it continues to grow client count.

The Company believes that the current negative economic and other conditions described above will continue to pressure pricing, at least in the shorter term, and expects continuing declines in revenue per community served for the remainder of 2010, even as the Company continues to grow client count. Given these conditions, the Company has limited visibility around revenue for the remainder of 2010. For Apartments, the Company currently expects to see a 5.5% - 6.5% year-over-year decline in

third quarter 2010 revenue. The Company also expects year-over-year declines in third quarter 2010 revenue of approximately $1.0 million for New Homes and $1.0 million for DistribuTech.

Other Second Quarter Financial Highlights

Operating Expenses
Operating Expenses declined by 18.6% to $42.0 million, driven primarily by reductions in Distribution and Circulation, Sales and Marketing, Cost of Sales, and General and Administrative. This decrease reflects the results of on-going cost-cutting initiatives, including reformatting print guides, distribution optimization and position eliminations, partially offset by an incremental increase in spending for Internet product development and SEM (search engine marketing).

Adjusted EBITDA
Total Adjusted EBITDA increased by 22.0% to $16.6 million compared to second quarter 2009. This result reflects lower operating expenses of $9.6 million, partially offset by a decrease in revenue of $6.6 million. Adjusted EBITDA as a percentage of total net revenue increased to 28.4% from 20.9% in second quarter 2009.

Income and Earnings per Share from Continuing Operations
Income from continuing operations increased to $4.5 million from $(8.3) million in second quarter 2009. Diluted earnings per share from continuing operations increased $0.29 to $0.10 from $(0.19) in second quarter 2009. These increases were primarily due to increased Adjusted EBITDA, lower provision for restructuring costs and lower interest expense, partially offset by an increase in provision for income taxes and a decrease in other income.

Net Income and Earnings per Share
Net income increased to $3.4 million compared to $(11.8) million in second quarter 2009. This improvement was mainly due to increased income from continuing operations. Earnings per diluted share was $0.08.

Free Cash Flow and Capital Expenditures
Free cash flow was $16.6 million, compared to $6.0 million for second quarter 2009. This change was primarily due to an increase in net cash provided by operating activities. The Company invested $3.6 million in capital expenditures, compared to $2.5 million in second quarter 2009. Free cash flow is a non-GAAP financial measure that is described and reconciled to the corresponding GAAP measure in the accompanying Financial Tables.

Balance Sheet
As of June 30, 2010, the Company's cash and cash equivalent balance was $4.4 million, compared to $2.1 million as of June 30, 2009. The Company had debt, net of cash, of $211.9 million at June 30, 2010, compared to net debt of $231.0 million at June 30, 2009.

Dividend
The Board of Directors of the Company has authorized a regular quarterly cash dividend of $0.07 per share of common stock, payable on or about August 25, 2010, to stockholders of record on August 16, 2010.

Conference Call
The Company will host a conference call and audio webcast with investors, analysts and other interested parties today at 10:00 A.M. Eastern time. The call can be accessed live over the phone by dialing 1-877-941-4775 or for international callers, 1-480-629-9761. The passcode is 4328716.

Additionally, a live audio webcast will be available to interested parties for a limited time only at www.primedia.com under the Investor Relations section.

A recorded version will be available after the conference call at 1-877-870-5176 in the U.S. or 1-858-384-5517 if you are outside the U.S. The replay ID is 4328716. The recorded version will be available shortly after the completion of the call until midnight, Eastern time, August 12, 2010.

* Monthly rankings based on comScore Real Estate category of sites as custom-defined by PRIMEDIA to compare the following sites: PRIMEDIA Apartments/Rentals Network, Rent.com, ForRent.com Sites, NCI Rental Sites (Apartmentfinder.com), Apartments.com Sites, MyNewPlace.com and Move.com Rentals Network.

# # #

About PRIMEDIA Inc.
PRIMEDIA helps millions of consumers nationwide find apartments, houses for rent, or new homes for sale through its innovative Internet, print and mobile solutions. From publishing its flagship advertising-supported Apartment Guide since 1975 to launching industry-leading online real estate destinations such as ApartmentGuide.com, NewHomeGuide.com and Rentals.com, PRIMEDIA continues to simplify the consumer home search and drive leads that result in occupancy for property management companies, landlords, new home builders and real estate professionals. For more information visit www.primedia.com.

Forward-looking Statements
This release contains forward-looking statements as that term is used under the Private Securities Litigation Reform Act of 1995. When used in this release, words such as "anticipate," "believe," "estimate," "expect," "intend", "plan," "seek" and similar expressions identify forward-looking statements. These forward-looking statements are based on the current assumptions, expectations and projections of the Company's management about future events, and the Company can give no assurance that they will prove to be correct. These forward-looking statements are subject to risks and uncertainties, including those detailed from time to time in the Company's filings with the Securities and Exchange Commission, that may cause the Company's actual results to differ materially from those indicated in these forward-looking statements. Many of these risks and uncertainties are beyond the ability of the Company to control or predict. These potential risks and uncertainties include, among others, general economic trends and conditions and, in particular, related adverse trends and conditions in the apartment leasing and new home sales sectors of the residential real estate industry, as well as changes in technology and competition; the implementation and results of the Company's ongoing strategic and cost-cutting initiatives; the demand by customers for the Company's products and services; and expenses or adverse results from litigation. The Company cautions you not to place undue reliance on these forward-looking statements. All information in this release is as of August 5, 2010. The Company undertakes no duty to update or otherwise revise the information contained in this release.

PRIMEDIA, Apartment Guide, ApartmentGuide.com, Rentals.com, RentalHouses.com and NewHomeGuide.com are trademarks and/or registered trademarks of PRIMEDIA Inc. Other company names and products may be trademarks of their respective owners.
© PRIMEDIA Inc. 2010. All rights reserved.

Financial Tables follow

PRIMEDIA Inc.
Financial Tables (Unaudited)
($ in thousands, except per share amounts)(A)

Operational Data (Including Reconciliation of Adjusted EBITDA to Net Income)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2010	2009	2010	2009
Revenue, Net:				
Apartments	$ 48,832	$ 51,926	$ 97,974	$ 103,935
New Homes	3,546	4,633	7,164	10,664
Total Advertising Revenue	52,378	56,559	105,138	114,599
Distribution	6,259	8,647	12,809	19,065
Total Revenue, Net	$ 58,637	$ 65,206	$ 117,947	$ 133,664
Cost of Goods Sold	$ 4,020	$ 5,941	$ 8,761	$ 12,470
Marketing and Selling	19,685	20,130	38,034	40,384
Distribution and Circulation	9,812	15,807	21,358	35,022
General and Administrative Expenses	8,481	9,687	17,401	20,691
Total Operating Expenses	$ 41,998	$ 51,565	$ 85,554	$ 108,567
Adjusted Earnings before Interest, Taxes, Depreciation, Amortization and Other Credits (Charges) (B) (Adjusted EBITDA) (C)	$ 16,639	$ 13,641	$ 32,393	$ 25,097
Depreciation and Amortization of Property and Equipment	(3,190)	(3,392)	(6,300)	(6,868)
Amortization of Intangible Assets	(951)	(617)	(2,340)	(1,236)
Non-Cash Compensation	(693)	(457)	(1,381)	(919)
Provision for Restructuring Costs	(2,185)	(21,509)	(5,146)	(25,798)
Interest Expense	(2,896) (D)	(4,207) (D)	(5,817) (D)	(8,455) (D)
Amortization of Deferred Financing Costs	(227)	(224)	(454)	(449)
Other Income, Net	1,196 (E)	4,374 (E)	1,532 (E)	6,463 (E)
Income (Loss) Before (Provision) Benefit for Income Taxes	7,693	(12,391)	12,487	(12,165)
(Provision) Benefit for Income Taxes	(3,147)	4,043	(5,452)	3,540
Income (Loss) from Continuing Operations	4,546	(8,348)	7,035	(8,625)
Discontinued Operations	(1,138) (F)	(3,439) (F)	(1,930) (F)	(2,774) (F)
Net Income (Loss)	$ 3,408	$ (11,787)	$ 5,105	$ (11,399)
Basic and Diluted Earnings (Loss) per Common Share:				
Continuing Operations	$ 0.10	$ (0.19)	$ 0.16	$ (0.20)
Discontinued Operations	(0.02)	(0.08)	(0.04)	(0.06)
Net Income (Loss)	$ 0.08	$ (0.27)	$ 0.12	$ (0.26)
Basic Common Shares Outstanding (weighted-average)	44,210,659	44,084,940	44,179,163	44,102,117
Diluted Common Shares Outstanding (weighted-average)	44,358,157	44,084,940	44,312,812	44,102,117
Capital Expenditures, net	$ 3,590	$ 2,502	$ 6,535	$ 4,539

Balance Sheet Data

	At June 30, 2010	At December 31, 2009	At June 30, 2009
Cash and cash equivalents	$ 4,410	$ 9,472	$ 2,064
Total debt, including current maturities	$ 216,304	$ 225,271	$ 233,083
Common shares outstanding	44,210,659	44,146,959	44,146,959

Reconciliation of Free Cash Flow to Cash Provided By Operating Activities

	Three Months Ended June 30,		Six Months Ended June 30,	
	2010	2009	2010	2009
Net cash provided by operating activities	$ 20,335	$ 8,647	$ 15,835	$ 5,019
Additions to property and equipment	(3,590)	(2,502)	(6,535)	(4,539)
Capital lease payments	(117)	(154)	(238)	(345)
Free Cash Flow (G)	$ 16,628	$ 5,991	$ 9,062	$ 135
Supplemental information:				
Cash paid for interest (including interest on capital leases and restructured contracts)	$ 3,702	$ 4,200	$ 5,986	$ 8,855
Cash refunded for taxes, net	$ (10,147)	$ (18,045)	$ (10,150)	$ (18,063)

(A) Slight variations due to rounding.

(B) Other credits (charges) include non-cash compensation and provision for restructuring costs.

(C) **Use of the Term Adjusted EBITDA -** Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, non-cash compensation, provision for restructuring costs and other. The Company believes that adjusted EBITDA provides useful information to investors because it is an integral part of the Company's internal evaluation of operating performance. These operating performance results are used by the Company's chief operating decision maker to make decisions about resource allocation and to assess performance.

Adjusted EBITDA is not intended to be, and should not be considered as, an alternative to net income as determined in conformity with accounting principles generally accepted in the United States of America. Adjusted EBITDA, as presented, may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate adjusted EBITDA in an identical manner, and, therefore, it is not necessarily comparable between companies.

(D) During 2009, the Company repurchased and retired $20.3 million in principal of its Term Loan B Facility for $14.9 million. The Company also experienced favorable interest rates during the first six months of 2010 compared to 2009.

(E) The Company retired approximately $7.5 million in long-term debt, resulting in a net gain of $0.7 million during the three and six months ended June 30, 2010. During the three and six months ended June 30, 2009, the Company sold certain other cost-method investments for cash and recorded a corresponding gain of $0.5 million and $2.3 million, respectively. In addition, the Company retired $14.0 million in long-term debt, resulting in a net gain of $3.6 million during the three and six months ended June 30, 2009.

(F) For the three and six months ended June 30, 2010, the Company recognized an estimated tax benefit (provision) of $0.1 million and $(0.4) million, respectively, in discontinued operations. For the three and six months ended June 30, 2009, the Company recognized an estimated tax benefit of $0.1 million and $0.2 million, respectively, in discontinued operations.

(G) **Use of the Term Free Cash Flow -** Free cash flow is defined as net cash provided by (used in) operating activities, adjusted for additions to property and equipment, and capital lease payments. Discontinued operations are included until sold or shut down.

The Company believes that the use of free cash flow enables the Company's chief operating decision maker to make decisions based on the Company's cash resources. The Company believes that free cash flow provides useful information to investors as it is considered to be an indicator of the Company's liquidity, including its ability to reduce debt, make strategic investments and pay dividends.

Free cash flow is not intended to represent cash flows from operating activities as determined in conformity with accounting principles generally accepted in the United States of America. Free cash flow, as presented, may not be comparable to similarly titled measures reported by other companies since not all companies necessarily define free cash flow in an identical manner, and, therefore, it is not necessarily comparable between companies.